Mail Stop 4561






November 21, 2005


By U.S. Mail and facsimile to (973) 740-5264.

Joseph M. Leone
Vice Chairman and Chief Financial Officer
CIT Group Inc.
1211 Avenue of the Americas
New York, NY 10036

Re:	CIT Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarter ended June 30, 2005
	File No. 001-31369

Dear Mr. Leone:

      We have reviewed your response letter filed with the Commission on October 27, 2005 and have the following additional comments. Please provide us with the requested information so we may better understand your response. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please refer to our previous comment 2. Please tell us how you consider renegotiated and restructured payments in determining expected future cash flows for in production aircraft.

2. Please tell us how you determined that the appraisal base values were the most directly relevant values to use in deciding when to evaluate your aircraft assets for impairment.

3. For your cross currency swaps Items A and D, please tell us the following information:
* These derivatives appear to be compound derivatives. Specifically tell us how you determined the classification of the hedging relationship as solely a cash flow hedge or fair value hedge;
* For each contract, please tell us the specific critical terms of each hedging relationship;
* Specifically tell us how you determined that the hedging relationship qualified to use the matched terms method of assessing hedge effectiveness under paragraph 65 of SFAS 133;
* Tell us how you account for the change in fair value of the cross-currency swaps; and,
* Tell us how you consider the counter party creditworthiness in your assessment of hedge effectiveness.

4. We note your response to our previous comment 6 and that you evaluate newly purchased aircraft for impairment. Please tell us the following related to all of your purchase commitments:
* Tell us if your purchase commitments are noncancelable;
* If your purchase commitments are noncancelable, please tell us how you evaluate potential losses related to the purchase commitment.

5. We note your response to our previous comment 9. Please tell us the following related to the open litigation related to the NorVergence Leases and include the disclosure in your subsequent filings:
* Disclose the dollar amount of potential claims filed by customers that did not settle;
* Disclose if you have estimated additional probable losses related to these claims; and,
* Give an estimate or a range of estimates of future probable losses related to these claims.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3494 if you have questions.

Sincerely,



Kevin Vaughn
Branch Chief
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Joseph M. Leone
CIT Group Inc.
November 21, 2005
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